EXHIBIT 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Northern Lights Acquisition Corp. to Form S-1 of our report dated April 22, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Northern Lights Acquisition Corp. as of March 24, 2021 and for the period from February 26, 2021 (inception) through March 24, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Hartford, CT

June 1, 2021